April 9, 2009

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	The Hartford Financial Services Group, Inc.
Preliminary Schedule 14A
Filed April 3, 2009
File No. 001-13958

Dear Mr. Riedler:

This letter is in response to your April 8, 2009 letter providing comments resulting from your review of the disclosure contained in the above-referenced filing.  Our responses are referenced to the applicable staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the staff’s comment letter.  Consistent with your letter to us, when we refer in our responses to revising or adding disclosure, we mean that such disclosure will be made in our 2009 definitive proxy statement.

For your convenience, the staff’s comment is shown below in bold text, followed by our response.

General Information, page 1

1.                                      It appears that under Delaware law the approval of Proposal #3 would require the affirmative vote of a majority of the outstanding shares rather than just a majority of those shares present in person of represented by proxy.  Please revise your disclosure accordingly or, in the alternative, please provide us with an analysis supporting your conclusion that a majority of the shares present in person or represented by proxy is sufficient to amend your amended and restated certificate of incorporation.

Response:  In response to the staff’s comment, we will revise our disclosure to reflect that the affirmative vote of a majority of the outstanding shares is required for the approval of Proposal #3.

Item 3. Management Proposal Regarding Amendment of the Company’s Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 10

2.                                      We note that you are seeking shareholder approval to amend the Company’s amended and restated certificate of incorporation to increase the number of authorized shares of your Common Stock from 750,000,000 to 1,500,000,000.  Please revise your disclosure to describe any plans, arrangements or understandings to issue shares of Common Stock that will be available if shareholders approve the amendment and it becomes effective.  If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

Response: In response to the staff’s comment, we intend to add the following sentence to our disclosure on page 10:  “As of the date of the filing of this proxy statement, with the exception of the shares reserved for issuance under the Company’s stock compensation plans, the contingent capital facility, 2008 debt instruments and conversion of outstanding warrants, the Company has no existing plans, arrangements or understandings to issue shares of Common Stock that will be available if shareholders approve this item and it becomes effective.”

*  *  *  *  *

In connection with our response to the staff’s comments, we hereby acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information, please feel free to contact Amanda Grabowski Aquino at (860) 547-2826.

Sincerely yours,

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

By:	/s/ Ricardo A. Anzaldua
Ricardo A. Anzaldua
Senior Vice President and
Corporate Secretary